UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

 CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: May 5, 2023	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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Buenos Aires, May 2, 2023 Notice: CPSA-GG-N-0156/23-AL

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Subject: Summary of Shareholders’ Meeting dated April 28, 2023

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) so as to inform the summary of the Shareholders’ Meeting held on April 28, 2023 (the “Meeting”).

Shareholders representing 77.64% of share capital and votes attended the Meeting. In addition, Mr. Marcos Palomba, on behalf of Comisión Nacional de Valores (“CNV”), and Mrs. Mariela Bertola, on behalf of Bolsas y Mercados Argentinos S.A., were also present.

It is stated that the Meeting was held remotely through the use of the videoconference system provided by ZOOM in accordance with Section 14 of the Bylaws and the regulations in force.

The decisions taken were as follows:

1. APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTES: It was approved to appoint shareholders Juan Carlos Martín Casas and Cinco Vientos Uruguay S.A. to sign the minutes.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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2. CONSIDERATION OF THE ANNUAL REPORT AND ITS EXHIBIT, THE CONSOLIDATED INCOME STATEMENT, THE CONSOLIDATED COMPREHENSIVE INCOME STATEMENT, THE CONSOLIDATED BALANCE SHEET, THE CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, THE CONSOLIDATED CASH FLOW STATEMENT, THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AND EXHIBITS, THE INDIVIDUAL INCOME STATEMENT, THE INDIVIDUAL COMPREHENSIVE INCOME STATEMENT, THE INDIVIDUAL BALANCE SHEET, THE INDIVIDUAL CASH FLOW STATEMENT, NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS, BRIEF, AUDITOR REPORTS, AND STATUTORY AUDIT COMMITTEE REPORT, ALL OF THEM FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022. The following were approved: (i) to omit reading the documents under consideration as they had been made available to Shareholder in accordance with the law, before the Meeting and within the corresponding regulatory terms; (ii) the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flow and the notes to the Consolidated Financial Statements and Exhibits as submitted by the Board of Directors; (iii) the Annual Report and Corporate Governance Code and its Exhibit as submitted by the Board of Directors; (iv) the individual Income Statement, the individual Statement of Comprehensive Income, the individual Balance Sheet, the individual Statement of Cash Flow and the notes to the individual Financial Statements as submitted by the Board of Directors; (v) the Independent Auditors Reports and the Company´s Statutory Audit Committee Report for the fiscal year ended December 31, 2022; (vi) the Brief required by CNV as submitted by the Board of Directors; and (vi) to authorize the Board to accept eventual amendments that the respective comptroller entities require, provided they are not rejected by the Statutory Audit Committee or the Certifying Accountant.

3. CONSIDERATION OF INCOME (LOSS) FOR THE FISCAL YEAR AND THE BOARD OF DIRECTORS’ PROPOSAL THAT CONSISTS OF ASSIGNING: A) THE AMOUNT OF ARS 952,025 TO THE STATUTORY RESERVE; AND B) THE REMAINING BALANCE OF THE RETAINED ACCUMULATED INCOME TO THE CREATION OF AN OPTIONAL RESERVE TO BE DESTINED TO THE PAYMENT OF DIVIDENDS BASED ON THE EVOLUTION OF THE COMPANY’S FINANCIAL POSITION AND THE DIVIDENDS PAYMENT POLICY IN FORCE, DELEGATING ON THE BOARD OF DIRECTORS ITS REVERSAL FOR THE PAYMENT OF DIVIDENDS AND THE DETERMINATION OF THE OPPORTUNITY, CURRENCY, TERMS AND OTHER TERMS AND CONDITIONS FOR PAYMENT, IN ACCORDANCE WITH THE DELEGATION AGREED AT THE SHAREHOLDERS’ MEETING. CONSIDERATION AND APPROVAL OF PAYMENT OF THE PROFIT-SHARING BOND STATED IN SECTIONS 12 AND 33 OF THE BYLAWS. The following were approved: a) to assign the amount of ARS 952,025 to the Statutory Reserve; and b) the remaining balance of the retained accumulated income to the creation of an Optional Reserve to be destined to the payment of dividends based on the evolution of the Company’s financial position and the Dividends Payment Policy in force, delegating on the Board of Directors its partial or total reversal for the payment of dividends and the determination of the opportunity, currency, terms and other terms and conditions for payment, in accordance with the delegation agreed at the Shareholders’ Meeting.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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4. CONSIDERATION OF THE PERFORMANCE OF THE BOARD OF DIRECTORS DURING THE FISCAL YEAR ENDED DECEMBER 31, 2022. The performance of the Company´s Board of Directors up to this Meeting was approved.

5. CONSIDERATION OF THE PERFORMANCE OF THE COMPANY´S STATUTORY AUDIT COMMITTEE DURING THE FISCAL YEAR ENDED DECEMBER 31, 2022. The performance of the Company´s Statutory Audit Committee up to this Meeting was approved.

6. CONSIDERATION OF THE REMUNERATION OF THE COMPANY´S BOARD OF DIRECTORS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022, WITHIN THE LIMIT REGARDING PROFITS, AS PER SECTION 261 OF THE ARGENTINE BUSINESS ENTITIES ACT, AND CNV REGULATIONS. CONSIDERATION OF THE ADVANCE PAYMENT OF DIRECTORS’ FEES FOR THE FISCAL YEAR TO END DECEMBER 31, 2023. The following were approved: i) the fees of the Directors for the Fiscal Year ended December 31, 2022, ratifying the received advance payments for the total amount of ARS 49,324,000 based on their competence and professional reputation; and ii) to authorize the members of the Board of Directors and the Supervisory Committee to receive advance payments subject to the next Meeting considering the Financial Statements for the fiscal year ended December 31, 2023.

7. CONSIDERATION OF THE REMUNERATION OF THE COMPANY´S STATUTORY AUDIT COMMITTEE FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022, AND THE FEES’ REGIME FOR THE FISCAL YEAR TO END DECEMBER 31, 2023. The following were approved: i) the fees of the members of the Statutory Audit Committee for the fiscal year ended December 31, 2022 for the total amount of $ 2,500,000; and ii) to authorize the members of the Statutory Audit Committee to receive advance payment subject to the next Meeting considering the Financial Statements for the fiscal year ended December 31, 2023.

8. DETERMINATION OF THE NUMBER OF DEPUTY DIRECTORS AND THE APPOINTMENT OF DIRECTORS AND DEPUTY DIRECTORS, SPECIFYING THEIR TERM IN OFFICE AS PER ARTICLE 17 OF THE BYLAWS AND THE TEMPORARY PROVISION ARTICLE 39 OF THE BYLAWS. CONTINUITY OF THE CURRENT CHAIRMAN UNTIL THE APPOINTMENT BY THE COMPANY’S BOARD OF DIRECTORS. The following was approved: i) to set 9 (nine) Deputy Directors; and ii) appoint the following individuals as Directors of the Company: Miguel DODERO, José Luis MOREA and Tomás José WHITE to hold office during three fiscal years; Marcelo Atilio SUVA, Jorge Eduardo VILLEGAS and Martina BLANCO to hold office during two fiscal years; and Diego PETRACCI, Martín LHEZ and Guillermo Rafael PONS to hold office during one fiscal year; and appoint the following individuals as Deputy Directors of the Company: José Manuel ORTIZ, Adrián SALVATORE and Martín OROZCO to hold office during three fiscal years; Mario ELIZALDE, José Manuel PAZOS and Alejo VILLEGAS to hold office during two fiscal years; and Ramón Nazareno Ulloa, Rubén Omar LÓPEZ and Gabriel Enrique RANUCCI to hold office during one fiscal year.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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9. APPOINTMENT OF THE MEMBERS AND DEPUTY MEMBERS OF THE COMPANY´S STATUTORY AUDIT COMMITTEE FOR THE FISCAL YEAR TO END DECEMBER 31, 2023. It was decided to appoint the following individuals as Statutory Auditors: Carlos Cesar Adolfo HALLADJIAN, Eduardo Antonio EROSA, and Juan Antonio NICHOLSON; and the appointing of the following individuals as Deputy Statutory Auditors: Carlos Adolfo ZLOTNITZKY, Cristina Margarita DE GIORGIO and Lucas NICHOLSON.

10. CONSIDERATION OF THE COMPANY´S CERTIFYING ACCOUNTANT´S FEES WITH RESPECT TO THE ANNUAL ACCOUNTING DOCUMENTS FOR THE FISCAL YEAR 2022. The following were approved: i) the amount of ARS 43,009,976 to cover audit services, and ii) the amount of ARS 13,680,535 to cover tax services.

11. APPOINTMENT OF THE CERTIFYING ACCOUNTANT AND OF THE DEPUTY CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR TO END DECEMBER 31, 2023 AND THE DETERMINATION OF THEIR REMUNERATION. The following were approved: i) to appoint Pistrelli, Henry Martin y Asociados S.R.L. Accounting Auditors of the fiscal year to end December 31, 2023, and Pablo Gabriel Decundo (C.P.C.E.C.A.B.A. Volume 286, Page106), member of such firm, as Certifying Accountant, and Hernán Crocci (C.P.C.E.C.A.B.A. Volume 410, Page 166) as Deputy Certifying Accountant of the mentioned financial statements; and ii) to approve the remunerations corresponding to the fiscal year 2023 during the next Shareholders’ Meeting.

12. APPROVAL OF THE ANNUAL BUDGET FOR THE FUNCTIONING OF THE SUPERVISORY COMMITTEE. The total amount of ARS 900,000.00 was approved for the functioning of the Company´s Supervisory Committee.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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13. GRANTING OF AUTHORIZATIONS. It was approved to authorize Mr. Chairman and/or whom he may appoint, and/or José Manuel Pazos, and/or Leonardo Marinaro, and/or Osvaldo Pollice, and/or Esteban Pérez Monti, and/or Bruno Guerrero Carrillo and/or Paola Ibarra, and/or Christian Rodríguez Montes, and/or Mariano Luchetti, and/or María Lucila Winschel, and/or Jose María Bazan, and/or Santiago Youssef Rameh El Chaer, and/or Milagros Marini, and/or Ezequiel Castello, and/or Lucía Perondi so that any of them, individually or indistinctly, follow all the necessary procedures to file the decisions taken at the Meeting with the regulatory agencies.

With no further business at present, I remain sincerely yours.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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